UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 19, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

18 October 2023

BHP announces divestment of the Blackwater and Daunia

BHP and Mitsubishi Development Pty Ltd (MDP) have signed Asset Sale Agreements to divest the Blackwater and Daunia mines, which are part of the BHP Mitsubishi Alliance (BMA) metallurgical coal joint venture in Queensland. Each of BHP and MDP hold a 50% interest in BMA.

Two wholly owned subsidiaries of Whitehaven Coal (Buyers) have agreed to acquire the Blackwater mine and Daunia mine respectively for cash consideration of up to US$4.1 billion. Whitehaven Coal has guaranteed the obligations of each Buyer.

The purchase price comprises US$2.1 billion cash on completion, US$1.1 billion in cash over 3 years after completion and the potential for up to US$0.9 billion in a price-linked earnout payable over 3 years. Excluding the price-linked earnout, this represents an Enterprise Value/Reserves multiple of 12.8/t1.

The sale is subject to the satisfaction of certain conditions, including competition and regulatory approvals. The Buyers have agreed to pay a US$100 million deposit on signing which BHP and MDP are entitled to retain if the proposed divestment is terminated in certain limited circumstances.

Completion is expected to occur in the June 2024 quarter. The Buyers will assume economic and operating control of the Daunia and Blackwater mines on completion of the sale, including all current and future environmental liabilities and rehabilitation obligations.

BMA will continue to operate the assets until completion and work closely with the Buyers and Whitehaven Coal to ensure a successful transition of ownership. BHP will support certain transitional services to the Buyers for a short period of time after completion.

BHP’s President Minerals Australia Geraldine Slattery said: “This transaction has delivered a good outcome for the BHP Mitsubishi Alliance, our workforce and the communities around the Blackwater and Daunia operations.

Whitehaven Coal has a strong track record as a responsible and reliable operator, and we will work closely with them to achieve a smooth change of ownership focused on maintaining safe and productive operations and supporting people and communities through the transition.

In line with our long-term strategy, we will continue to develop our high-quality metallurgical coal assets in Queensland, which are sought after by global steelmakers and needed to support the energy transition.”

Net proceeds will be used to reduce the Group’s net debt.

[1]	Based on Blackwater Marketable Reserves of 183Mt and Daunia Marketable Reserves of 67Mt, as at 30 June 2023 as disclosed in BHP’s 2023 Annual Report.

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 19, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary